SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment 2)

GMX Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

April 8, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

(Page 1 of 7 Pages)

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    *The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

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(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.L.C. 13-3961810	
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) [ ] (b) [X]
(3)	SEC USE ONLY	
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER -0-
	(6)	SHARED VOTING POWER -0-
	(7)	SOLE DISPOSITIVE POWER -0-
	(8)	SHARED DISPOSITIVE POWER -0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%	
(12)	TYPE OF REPORTING PERSON ** OO	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter K. Seldin	
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) [ ] (b) [X]
(3)	SEC USE ONLY	
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER -0-
	(6)	SHARED VOTING POWER -0-
	(7)	SOLE DISPOSITIVE POWER -0-
	(8)	SHARED DISPOSITIVE POWER -0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%	
(12)	TYPE OF REPORTING PERSON ** IN	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

    The name of the issuer is GMX Resources Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

    The Company's principal executive offices are located at One Benham Place,
9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114.

Item 2(a).   Name of Person Filing:

    This statement is filed by:
(i) Centennial Energy Partners, L.L.C., (Energy) a limited liability company
organized under the laws of the State of Delaware, with respect to the shares
of Common Stock directly owned by certain private investment vehicles
(collectively ?the Partnerships?) to which Centennial Energy Partners, L.L.C.
serves as general partner;
(ii) Peter K. Seldin, with respect to the shares of Common Stock owned by
the entity named in (i).

Energy and Mr. Seldin do not own any shares of Common Stock directly. The
foregoing persons are hereinafter sometimes collectively referred to as
the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

    The address of the business office of each of the Reporting Persons is
    575 Lexington Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).   Citizenship:

Energy is a limited liability company organized under the laws of the
State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d). Title of Class of Securities:

    Common Shares (the "Common Stock")

Item 2(e). CUSIP Number: 38011M108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under Section 15 of the Act,

   (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

   (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

   (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

   (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

   (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

   (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

   (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

A. Centennial Energy Partners, L.L.C.
   (a) Amount beneficially owned: -0-
   b) Percent of class: 0.00% The percentages used herein and in the rest of Item 4 are calculated based upon 31,213,791 shares of Common Stock outstanding as reported by the Company as of October 30, 2009. This information was provided in the Company?s Form 10Q for the period ended September 30, 2009.
   (c)(i) Sole power to vote or direct the vote: -0-
   ii) Shared power to vote or direct the vote: -0-
   (iii) Sole power to dispose or direct the disposition: -0-
   (iv) Shared power to dispose or direct the disposition: -0-

B. Peter K. Seldin
       (a) Amount beneficially owned: -0-
       (b) Percent of class: 0.00%
     (c)(i) Sole power to vote or direct the vote: -0-
      (ii) Shared power to vote or direct the vote: -0-
    (iii) Sole power to dispose or direct the disposition: -0-
     (iv) Shared power to dispose or direct the disposition: -0-

Item 5.   Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the
date hereof the reporting person has ceased to be the beneficial owner
of more than five percent of the class of securities, check the
following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

    Energy, the general partner of the Partnerships has the power
to dispose of and the power to vote the shares of Common Stock
beneficially owned by each of the partnerships. Peter K. Seldin is
the Managing Member of Energy, and accordingly, has the power
to vote and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and
belief, the securities referred to above were not acquired and are not held
for the purpose of or with the effect of changing or influencing the control
of the issuer of the securities and were not acquired and are not held in
connection with or as a participant in any transaction having that purpose or
effect.

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and
belief, the undersigned certify that the information set forth in this
statement is true, complete and correct.

DATED: April 20, 2010

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
        Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13G dated April 20, 2010 relating to the Common Stock of GMX Resources Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
        Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin